UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Changes in the Global Executive Management of the Company

Item 1

Changes in the Global Executive Management of the Company

The Company hereby reports of the following changes:

1.	Mr. Nissim Adar, President of ICL Essential Minerals, is expected to retire from his position on March 31, 2017 after 37 years of service with the Company. Mr. Adar will be replaced by Mr. Ofer Lifshitz, Executive Vice President, recently managed ICL's cost efficiency and cash flow optimization program. Mr. Lifshitz joined ICL in 1996 and has served in various positions, among others, as an Executive Vice President and head of a Bromine and Bromine compounds' business unit in ICL industrial products' segment. Furthermore, Mr. Lifshitz was the managing director of ICL in China during the years 2002-2005. Mr. Lifshitz managed the recent integration of the YPH JV and was lately nominated as the chairman of the board of the JV and as board member of Yunnan Yuntianhua (CH: 600096). Mr. Lifshitz will be based in ICL's offices in the Negev, Israel.

2.	Mr. Mark Volmer, President of ICL Specialty Solutions, informed the Company’s Chief Executive Officer of his wish to resign from his position as of January 31, 2017. Mr. Volmer will be replaced by Mr. Eli Glazer, Executive Vice President, currently CEO of ICL Europe. Mr. Glazer joined ICL in 1983 and served in various positions, among others, as the CEO of ICL Performance Products in Europe & Asia Pacific for a period of 5 years and as the CEO of ICL China for a period of 5 years. Prior to that, Mr. Glazer served in various positions in ICL industrial products' segment, including as the head of the Bromine and Bromine compounds' business unit. Mr. Glazer will be based in ICL's offices in Ladenburg, Germany.

The Board of Directors and the management team thank Mr. Nissim Adar and Mr. Mark Volmer for their contributions to the Company and its achievements, and wish success to Messrs Ofer Lifshitz and Eli Glazer in their new positions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 5, 2017